SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 9th December, 2002

Twin Mining Corporation

(Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__X__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___X_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Twin Mining Corporation

                         (Registrant)

Date December 9, 2002

                    s.   Hermann Derbuch

Chairman, President & CEO

 Print the name and title of the signing officer under his signature


TWIN MINING CORPORATION

 Suite 1250,  155 University Avenue

 Toronto / Ontario      M5H  3B7

   Tel: (416) 777-0013   Fax: (416) 777-0014

                                       Web-site: www.twinmining.com  E-mail: Info@twinmining.com

NOT FOR DISSEMINATION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Press Release

Twin Mining's Atlanta Gold Project Metallurgical Drilling Program Completed

Advancing Toward Feasibility

Toronto, Ontario (December 9, 2002) Twin Mining Corporation (TWG:TSX) announced today that it completed the core drilling program on the Atlanta Gold Project. This program was undertaken to retrieve fresh ore samples for metallurgical testing by an independent laboratory to confirm previous testing carried out by the Company and to obtain new and improved gold recoveries. A Scoping Study prepared in 1998, updated in 1999, based on recovery grades obtained in an earlier test series, concluded, that from a measured mineral resource of more than one million ounces, gold could be produced at estimated site cash costs of U.S.$160 per ounce (see press release Nov.14, 2002).

During the 13-hole campaign a total of 1,284 meters (4,211 feet) was drilled. Nine holes were drilled in the Monarch zone with dip angles ranging from 45 to 69 degrees.  All holes were drilled across the full width of the shear zone that ranges from 18 to 55 meters (60 - 180 feet). The hanging wall and foot wall contacts are clearly visible. Geological logging of the core confirmed earlier ore zone interpretations based on results from reverse circulation drill holes. Strongly altered mineralization with quartz veining, typical of the Atlanta ore zone, was intersected in every drill hole.

The Idaho zone was tested with four angle holes at 56 to 60 degrees of dip.  Three of the core holes recovered metallurgical samples while the fourth hole was drilled into the wall rock to provide material for environmental testing.   The environmental hole intersected 4.8 meters of a previously unknown alteration zone at the end of the hole at a depth of 98.8 to 103.6 meters. This intersection will be sampled for gold/silver content. The alteration zone is open at depth.

The recovered HQ core (63.5 mm / 2.5 inch diameter) was sawed lengthwise with one-half of the core designated for metallurgical testing, one-quarter for assaying, and one-quarter saved for reference. Samples of wall rock were selected for environmental testing in support of the permitting process.  The assay samples, collected in 3-meter increments, will be analyzed for gold and silver. In addition a 500-gram cyanide bottle roll test will be performed on ore grade core sections to determine gold extraction characteristics.

The results of the metallurgical testing will be used for the feasibility of a 5,000-ton per day open pit heapleach operation.

ALS CHEMEX has been awarded the contract for assaying and bottle roll testing. The samples have been delivered to the laboratory and assay results are expected within 2-3 weeks.   Gold extraction data will follow in early to mid January.  The gold extraction information will be used to select metallurgical samples to be used in the column leach test program scheduled for completion in June 2003.

Mr. Derek Rance, P.Eng., Behre Dolbear’s Canadian President, is Twin Mining’s “Qualified Person” as defined by National Instrument 43-101.

Twin Mining, in addition to the gold mining project in Idaho, United States of America is exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec.

For further information contact:                                                                                                                     Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.                                                                                                                            Fax: (416) 777-0014

Chairman, President & CEO                                                                                                            E-mail: info@twinmining.com